Exhibit 99.5

INDEPENDENT AUDITOR’S CONSENT

We consent to the use of our report dated February 18, 2013 relating to the consolidated financial statements of Sandstorm Gold Ltd. (“Sandstorm”) appearing in this Annual Report on Form 40-F of Sandstorm for the year ended December 31, 2012.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
February 18, 2013